Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





State of Delaware
Secretary of State
Division of Corporations
Delivered 11:37 AM 12/19/2017
FILED 11:37 AM 12/19/2017
SR 20177655024 - File Number 6669337

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

ARTICLE I.

The name of this Corporation is AETHER THERAPEUTICS INC..

ARTICLE II.

Its registered office in the State of Delaware is to be located at 2035 SUNSET LAKE RD, SUITE B-2, NEWARK, DE 19702. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 3000000 at $0.0001 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is Marsha Siha at 17350 State Hwy 249 #220, Houston TX 77064.

ARTICLE VI.

The name and address of each initial director of the company is:

BRIAN CUMMINGS - 4765 S OAK TERRACE DR, SALT LAKE CITY, UTAH 84124

RICK HAWKINS - 4200 MARATHON BLVD, AUSTIN, TEXAS 78756

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: December 19th, 2017



Marsha Siha, Incorporator